UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

RUBICON MEDICAL CORPORATION

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

78112Q103

(CUSIP Number)

April 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112Q103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oxford Bioscience Partners IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,750,649 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,750,649 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,750,649 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) mRNA Fund II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,750,649 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,750,649 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,750,649 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OBP Management IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,750,649 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,750,649 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,750,649 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey T. Barnes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,750,649 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,750,649 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,750,649 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark P. Carthy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,750,649 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,750,649 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,750,649 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan J. Fleming

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,750,649 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,750,649 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,750,649 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael E. Lytton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,750,649 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,750,649 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,750,649 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan G. Walton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,750,649 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,750,649 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,750,649 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

NOTE:  This Statement on Schedule 13G is being filed on behalf of: (i) Oxford Bioscience Partners IV L.P., a Delaware limited partnership; (ii) mRNA Fund II L.P., a Delaware limited partnership; (iii) OBP Management IV L.P., a Delaware limited partnership; (iv) Jeffrey T. Barnes; (v) Mark P. Carthy; (vi) Jonathan J. Fleming; (vii) Michael E. Lytton; and (viii) Alan G. Walton.

Item 1.
(a)	Name of Issuer RUBICON MEDICAL CORPORATION
(b)	Address of Issuer’s Principal Executive Offices 3598 West 1820 South, Salt Lake City, UT 84104

Item 2.

Item 2(a)	Item 2(b)	Item 2(c)

Name of Person Filing	Address	Citizenship or Place of Organization

Oxford Bioscience Partners IV L.P. (“Oxford IV”)	Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116	Delaware

mRNA Fund II L.P. (“mRNA II”)	Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116	Delaware

OBP Management IV L.P. (“OBP IV”), the general partner of Oxford IV and mRNA II	Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116	Delaware

Jeffrey T. Barnes, a general partner of OBP IV	Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116	United States

Mark P. Carthy, a general partner of OBP IV	Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116	United States

Jonathan J. Fleming, a general partner of OBP IV	Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116	United States

Michael E. Lytton, a general partner of OBP IV	Oxford Bioscience Partners 222 Berkeley St. Boston, MA 02116	United States

Alan G. Walton, a general partner of OBP IV	Oxford Bioscience Partners 315 Post Rd. West Westport, CT 06880	United States

	(d)	Title of Class of Securities Common Stock, $0.001 par value.
	(e)	CUSIP Number 78112Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:  As of April 30, 2004 each of the following is the owner of record of the number of shares of Common Stock, $0.001 par value per share, of Rubicon Medical Corporation as set forth next to his or its name:

Oxford IV:	2,723,324 Shares
mRNA II:	27,325 Shares
OBP IV:	0 Shares
Mr. Barnes:	0 Shares
Mr. Carthy:	0 Shares
Mr. Fleming:	0 Shares
Mr. Lytton:	0 Shares
Mr. Walton:	0 Shares

By virtue of their relationship as affiliated limited partnerships, whose sole general partner shares individual general partners, Oxford IV and mRNA II may be deemed to share voting power and the power to direct the disposition of the shares which each partnership owns of record.  OBP IV (as the general partner of Oxford IV and mRNA II), may also be deemed to own beneficially the shares held of record by Oxford IV and mRNA II.  Each of Messrs. Barnes, Carthy, Fleming, Lytton, and Walton, the individual general partners of OBP IV, may be deemed to own beneficially the shares held by Oxford IV and mRNA II.

(b)	Percent of class:

Oxford IV:	5.0%
mRNA II:	5.0%
OBP IV:	5.0%
Mr. Barnes:	5.0%
Mr. Carthy:	5.0%
Mr. Fleming:	5.0%
Mr. Lytton:	5.0%
Mr. Walton:	5.0%

The foregoing percentages are calculated based on the 54,773,334 shares of Common Stock reported to be outstanding as of March 12, 2004 in the Annual Report on Form 10K-SB of Rubicon Medical Corporation for the year ended December 31, 2003 (as adjusted pursuant to Rule 13d-3(d)(1)).

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote

Oxford IV:	0 Shares
mRNA II:	0 Shares
OBP IV:	0 Shares
Mr. Barnes:	0 Shares
Mr. Carthy:	0 Shares
Mr. Fleming:	0 Shares
Mr. Lytton:	0 Shares
Mr. Walton:	0 Shares

(ii)	Shared power to vote or to direct the vote

Oxford IV:	2,750,649 Shares
mRNA II:	2,750,649 Shares
OBP IV:	2,750,649 Shares
Mr. Barnes:	2,750,649 Shares
Mr. Carthy:	2,750,649 Shares
Mr. Fleming:	2,750,649 Shares
Mr. Lytton:	2,750,649 Shares
Mr. Walton:	2,750,649 Shares

(iii)	Sole power to dispose or to direct the disposition of

Oxford IV:	0 Shares
mRNA II:	0 Shares
OBP IV:	0 Shares
Mr. Barnes:	0 Shares
Mr. Carthy:	0 Shares
Mr. Fleming:	0 Shares
Mr. Lytton:	0 Shares
Mr. Walton:	0 Shares

(iv)	Shared power to dispose or to direct the disposition of

Oxford IV:	2,750,649 Shares
mRNA II:	2,750,649 Shares
OBP IV:	2,750,649 Shares
Mr. Barnes:	2,750,649 Shares
Mr. Carthy:	2,750,649 Shares
Mr. Fleming:	2,750,649 Shares
Mr. Lytton:	2,750,649 Shares
Mr. Walton:	2,750,649 Shares

Each of Oxford IV, mRNA II, OBP IV, and Messrs. Barnes, Carthy, Fleming, Lytton and Walton expressly disclaims beneficial ownership of any shares of the Common Stock of Rubicon Medical Corporation, except any shares held directly of record.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable. Oxford IV, mRNA II, OBP IV, Messrs. Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(J) of the Act.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below each of Oxford IV, mRNA II, OBP IV, and Messrs. Barnes, Carthy, Fleming, Lytton and Walton certify that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1.

Dated: May 10, 2004

OXFORD BIOSCIENCE PARTNERS IV L.P.

By: OBP Management IV L.P., its general partner

	By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

MRNA FUND II L.P.

By: OBP Management IV L.P., its general partner

	By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

OBP MANAGEMENT IV L.P.

	By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton

Index of Exhibits

Exhibit 1 - Agreement

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Rubicon Medical Corporation.

Dated: May 10, 2004

OXFORD BIOSCIENCE PARTNERS IV L.P.

By: OBP Management IV L.P., its general partner

	By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

MRNA FUND II L.P.

By: OBP Management IV L.P., its general partner

	By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

OBP MANAGEMENT IV L.P.

	By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton